ATLANTIC POWER CORPORATION
3 Allied Drive, Suite 220
Dedham, MA 02026

December 14, 2017

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mara Ransom, Assistant Director, Consumer Products

Re:	Atlantic Power Corporation
Registration Statement on Form S-3 (No. 333-221903)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Atlantic Power Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it will become effective at 3:00 p.m., New York City time, on December 18, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

Please contact Pamela L. Marcogliese of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2556 or via email at pmarcogliese@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ATLANTIC POWER CORPORATION

By:	/s/ Jeffrey S. Levy
Name:	Jeffrey S. Levy
Title:	Senior Vice President, General Counsel, and Corporate Secretary